THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln Level Advantage2®  B-Share index-linked annuity
Lincoln Level Advantage2®  Access index-linked annuity
Lincoln Level Advantage2®  Advisory index-linked annuity

Supplement dated October 4, 2024 to the prospectus dated May 1, 2024

This Supplement to your Lincoln Level Advantage2® index-linked annuity Prospectus describes new investment options which will be available under your Contract.  All other provisions in your Prospectus which are not discussed in this Supplement remain unchanged.

Under “Special Terms” section of these prospectuses: This section is revised as follows:
1) The term “Dual Rate” - the last sentence in this term has been deleted.
2) The term “Dual15 Plus” is revised to “Dual Plus”.

All references to Dual15 Plus within the prospectus (with the exception of the name of the individual Indexed Account) will be revised accordingly.

Under Investments of the Indexed Accounts - Dual15 Plus. This section is revised as follows:
1) The last sentence of the first paragraph of this section is deleted and restated as follows: The Dual Rate will not vary depending on the Death Benefit option, the Index, or the Indexed Term length and will not change during the Indexed Term; and
2) The last sentence of this section is deleted.

The following Indexed Accounts will be available for all contracts purchased on or after November 18, 2024 subject to state availability:

6-Year Performance Cap Indexed Accounts with Protection Level
•	S&P 500® Cap, 15% Protection
•	S&P 500® Cap, 25% Protection
•	Russell 2000® Cap, 15% Protection
•	Russell 2000® Cap, 25% Protection
•	Capital Strength Net Fee IndexSM Cap, 15% Protection
•	Capital Strength Net Fee IndexSM Cap, 25% Protection
•	First Trust American Leadership IndexSM Cap, 15% Protection
•	First Trust American Leadership IndexSM Cap, 25% Protection
6-Year Dual10 Plus Indexed Accounts
•	S&P 500® Dual10 Plus

Please retain this Supplement with your Prospectus for future reference.